UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

VITRU LIMITED

(Name of the Issuer)

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A.

VITRU LIMITED

(Names of Person(s) Filing Statement)

Common Shares, par value U.S.$0.00005
(Title of Class of Securities)

KYG9440D1034
(ISIN of Class of Securities)

G9440D103
(CUSIP Number of Class of Securities)

Vitru Brasil Empreendimentos, Participações e Comércio S.A.

Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande,

Florianópolis, State of Santa Catarina,

Brazil

88032-005

+55 (47) 3281-9500

Attention: Carlos Henrique Boquimpani de Freitas

Vitru Limited

Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande,

Florianópolis, State of Santa Catarina,

Brazil

88032-005

+55 (47) 3281-9500

Attention: Carlos Henrique Boquimpani de Freitas

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Manuel Garciadiaz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

This statement is filed in connection with (check the appropriate box):

☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒ The filing of a registration statement under the Securities Act of 1933.

☐ A tender offer.

☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Filing Fee Exhibit filed herewith.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Vitru Brasil Empreendimentos, Participações e Comércio S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil (“Vitru Brazil”) and Vitru Limited, an exempted company incorporated in the Cayman Islands (“Vitru Cayman”). The Statement is being filed with respect to the common shares, par value U.S.$0.0005 (the “Vitru Cayman Shares”) of Vitru Cayman, which are traded on the Nasdaq Global Select Market.

This Statement relates to a merger proposal described in the prospectus forming part of the Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Vitru Brazil (File No. 333-274353), filed on September 6, 2023 (as amended or supplemented from time to time, the “Prospectus”), pursuant to which, if implemented, Vitru Cayman will be merged with and into Vitru Brazil (the “Merger”) and all of its shareholders will receive, in exchange for all their existing holders of Vitru Cayman Shares, common shares issued by Vitru Brazil (“Vitru Brazil Shares”), including common shares in the form of American Depositary Shares (“Vitru Brazil ADSs”).

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Prospectus is incorporated by reference herein and, except as described below, the responses to each item in this Statement are qualified in their entirety by the information contained in the Prospectus. As of the date hereof, the Prospectus is in preliminary form and is subject to completion or amendment. The information contained in the annual report of Vitru Cayman on Form 20-F for the fiscal year ended December 31, 2022 filed on April 28, 2023, or the “Vitru Cayman 2022 Form 20-F,” is also incorporated by reference herein.

The cross-references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Prospectus or other document of the information required to be included in response to the respective items of this Statement.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information. All information contained in, or incorporated by reference into, this Statement concerning each Filing Person has been supplied by such Filing Person. The information concerning Vitru Brazil or Vitru Cayman, as applicable, contained in, or incorporated by reference into, this Statement has been furnished by Vitru Brazil or Vitru Cayman, as applicable, or has been taken from, or based upon, publicly available documents and records on file with the SEC and other public sources.

 All capitalized terms used in this Statement without definition have the meanings ascribed to them in the Prospectus.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Prospectus under the headings “Summary” and “Questions and Answers About The Merger and the Vitru Cayman Special Meeting” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)       Name and Address

The name of the subject company to which this Statement relates is Vitru Limited, an exempted company incorporated in the Cayman Islands. The principal executive office of Vitru Cayman is located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, in the State of Santa Catarina, 88032-005, Brazil. The telephone number of Vitru Cayman’s principal executive offices is +55 (47) 3281-9500.

(b)       Securities

The class of equity securities to which this Statement relates is the Vitru Cayman Shares, which are traded on the Nasdaq Global Select Market under the ticker symbol “VTRU.”

The information set forth in the Prospectus under the heading “Major Shareholders and Related Party Transactions―Vitru Cayman” is incorporated herein by reference.

(c)       Trading Market and Price

The information set forth in the Prospectus under the heading “Price Range of Securities” is incorporated herein by reference.

(d ) Dividends

The information set forth in the Vitru Cayman 20-F under the heading “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” and in the Prospectus under the headings “Selected Unaudited Per Share Data,” “Comparative Historical Per Share Data” and “The Merger—Dividend Information” is incorporated herein by reference.

(e)       Prior Public Offerings

The information set forth in the Vitru Cayman 20-F under the headings “Item 4. Information on the Company—A. History and Development of the Company—Our History” and “Item 14. Material Modifications To The Rights of Security Holders and Use of Proceeds—E. Use of Proceeds” is incorporated herein by reference.

(f)       Prior Share Purchases

The information set forth in the Prospectus under the heading “Major Shareholders and Related Party Transactions―Securities Transactions” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.

(a)       Name and Address

The name of the first filing person to which this Statement relates is Vitru Brasil Empreendimentos, Participações e Comércio S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil. The principal executive offices of Vitru Brazil are located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, in the State of Santa Catarina, 88032-005, Brazil. The telephone number of Vitru Brazil’s principal executive offices is +55 (47) 3281-9500. The filing person, Vitru Brazil, is a wholly-owned subsidiary of the subject company, Vitru Cayman.

The second filing person is Vitru Cayman, the subject company. See “Item 2. Subject Company Information—(a) Name and Address” in this Statement for the name, address and telephone number of Vitru Cayman.

(b)-(c) Business and Background of Entities; Business and Background of Natural Persons

The information set forth in the Prospectus under the headings “Information About the Companies,” “Information About Vitru Brazil,” “Information About Vitru Cayman,” “Management and Compensation of Vitru Brazil—Overview of Vitru Brazil’s Management—Board of Directors,” “Management and Compensation of Vitru Brazil—Overview of Vitru Brazil’s Management—Executive Officers” and “Management and Compensation of Vitru Cayman” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)       Material Terms

(1)       Tender Offers.

Not applicable.

(2)       Mergers or similar transactions.

The information set forth in the Prospectus under the headings “The Merger—Overview,” “The Merger—Merger Consideration,” “The Merger—Accounting Treatment of the Merger,” “The Merger— Certain Information on the Ownership and Management of Vitru Brazil and Vitru Cayman Following the Merger—Ownership of Vitru Cayman and Vitru Brazil Following the Merger,” “The Vitru Cayman Special Meeting—Required Vote,” “Description of Vitru Brazil Shares and Vitru Brazil By-Laws—Principal Differences between Brazilian and U.S. Corporate Governance Practices,” “Comparison of The Rights of Holders of Vitru Brazil Shares and Vitru Cayman Shares,” “Description of Vitru Brazil ADSs and Vitru Brazil Deposit Agreement” and “Material Tax Considerations—Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(c)       Different Terms

Not applicable.

(d ) Appraisal Rights

The information set forth in the Prospectus under the heading “The Merger—Dissenters’ Rights of Appraisal for Vitru Cayman Shareholders” is incorporated herein by reference.

(e)       Provisions for Unaffiliated Security Holders

Vitru Cayman has not made any provision in connection with the transaction to grant unaffiliated security holders access to its corporate files or to obtain counsel or appraisal services at its expense.

(f)       Eligibility for Listing or Trading

The information set forth in the Prospectus under the headings “The Merger—Listing of Vitru Brazil Shares” and “The Merger—Listing of the Vitru Brazil ADSs” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)       Transactions

The information set forth in the Prospectus under the heading “Major Shareholders and Related Party Transactions—Additional Information” is incorporated herein by reference.

The information set forth in the Vitru Cayman 2022 Form 20-F under the headings “Item 4. Information on the Company—A. History and Development of the Company—UniCesumar Business Combination,” “Item 4. Information on the Company—C. Organizational Structure,” “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” is incorporated herein by reference.

(b)-(c) Significant Corporate Events; Negotiations or Contacts

The information set forth in the Prospectus under the headings “The Merger—Overview,” “The Merger—Background to the Merger,” “The Merger—Past Contracts, Mergers, Negotiations and Agreements,” “The Merger Documents—The Merger Protocol,” “The Merger Documents—The Plan of Merger,” “Information About the Companies,” “Information About Vitru Brazil,” “Information About Vitru Cayman,” “Management and Compensation of Vitru Brazil— Overview of Vitru Brazil’s Management—Board of Directors,” “Management and Compensation of Vitru Brazil— Overview of Vitru Brazil’s Management—Executive Officers,” “Management and Compensation of Vitru Cayman” and “Major Shareholders and Related Party Transactions—Additional Information” is incorporated herein by reference.

The information set forth in the Vitru Cayman 2022 Form 20-F under the heading “Item 4. Information on the Company—A. History and Development of the Company—Our History” is incorporated herein by reference.

(e)       Agreements Involving the Subject Company’s Securities

The information set forth in the Prospectus under the heading “The Merger—Treatment of Equity and Equity-Based Awards,” “Management and Compensation of Vitru Brazil—Compensation,” “Management and Compensation of Vitru Cayman,” “Interests of Certain Persons in the Merger—Interests of Vitru Brazil’s and Vitru Cayman’s Directors and Executive Officers in the Merger” and “Major Shareholders and Related Party Transactions—Vitru Cayman” is incorporated herein by reference.

The information set forth in the Vitru Cayman 2022 Form 20-F under the heading “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan” is incorporated herein by reference.

ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)       Use of Securities Acquired

The information set forth in the Prospectus under the headings “The Merger—Overview,” “The Merger— Delisting and Deregistration of Vitru Cayman Shares,” “Questions and Answers About the Merger and the Vitru Cayman Special Meeting—Questions and Answers About the Merger—Q: What is the proposed merger, why are Vitru Brazil and Vitru Cayman proposing it and what will happen to Vitru Cayman as a result of the merger?” and “Questions and Answers About the Merger and the Vitru Cayman Special Meeting—Questions and Answers About the Merger—Q: Is this the first step in a going-private transaction?” is incorporated herein by reference.

(c)(1)-(8) Plans

The information set forth in the Prospectus under the headings “The Merger—Overview,” “The Merger— Financial Implications of the Merger,” “The Merger—Certain Information on the Ownership and Management of Vitru Brazil and Vitru Cayman Following the Merger—Ownership of Vitru Cayman and Vitru Brazil Following the Merger,” “The Merger—Certain Information on the Ownership and Management of Vitru Brazil and Vitru Cayman Following the Merger— Management of Vitru Brazil Following the Merger,” “The Merger—Accounting Treatment of the Merger,” “The Merger—Listing of Vitru Brazil Shares,” “The Merger—Listing of Vitru Brazil ADSs,” “The Merger—Delisting and Deregistration of Vitru Cayman Shares,” “The Merger—Dividend Information,” “Description of Vitru Brazil Shares and Vitru Brazil By-Laws,” “Questions and Answers About the Merger and the Vitru Cayman Special Meeting—Questions and Answers About the Merger—Q: What is the proposed merger, why are Vitru Brazil and Vitru Cayman proposing it and what will happen to Vitru Cayman as a result of the merger?” and “Questions and Answers About the Merger and the Vitru Cayman Special Meeting—Questions and Answers About the Merger—Q: Is this the first step in a going-private transaction?” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)       Purposes

The information set forth in the Prospectus under the headings “The Merger—Overview,” “The Merger—Recommendation of the Vitru Cayman Board of Directors; Vitru Cayman’s Reasons for the Merger,” “The Merger—Vitru Cayman’s Reasons for the Merger,” “Questions and Answers About the Merger and the Vitru Cayman Special Meeting—Questions and Answers About the Merger— Q: What is the proposed merger, why are Vitru Brazil and Vitru Cayman proposing it and what will happen to Vitru Cayman as a result of the merger?” and “Questions and Answers About the Merger and the Vitru Cayman Special Meeting—Questions and Answers About the Merger—Q: Is this the first step in a going-private transaction?” is incorporated herein by reference.

(b)       Alternatives

The information set forth in the Prospectus under the headings “The Merger—Overview,” “The Merger—Background to the Merger,” “The Merger—Recommendation of the Vitru Cayman Board of Directors; Vitru Cayman’s Reasons for the Merger,” “The Merger—Vitru Cayman’s Reasons for the Merger” and “The Merger—Vitru Brazil’s Reasons for the Merger” is incorporated herein by reference.

(c)       Reasons

The information set forth in the Prospectus under the headings “The Merger—Overview,” “The Merger—Recommendation of the Vitru Cayman Board of Directors; Vitru Cayman’s Reasons for the Merger,” “The Merger—Vitru Cayman’s Reasons for the Merger” and “The Merger—Vitru Brazil’s Reasons for the Merger” “Questions and Answers About the Merger and the Vitru Cayman Special Meeting—Questions and Answers About the Merger— Q: What is the proposed merger, why are Vitru Brazil and Vitru Cayman proposing it and what will happen to Vitru Cayman as a result of the merger?” is incorporated herein by reference.

(d)       Effects

The information set forth in the Prospectus under the headings “The Merger—Overview,” “The Merger— Financial Implications of the Merger,” “The Merger—Certain Information on the Ownership and Management of Vitru Brazil and Vitru Cayman Following the Merger— Ownership of Vitru Cayman and Vitru Brazil Following the Merger,” “The Merger—Certain Information on the Ownership and Management of Vitru Brazil and Vitru Cayman Following the Merger— Management of Vitru Brazil Following the Merger,” “The Merger—Accounting Treatment of the Merger,” “The Merger—Listing of Vitru Brazil Shares,” “The Merger—Listing of Vitru Brazil ADSs,” “The Merger—Delisting and Deregistration of Vitru Cayman Shares,” “Description of Vitru Brazil Shares and Vitru Brazil By-Laws,” “Description of Vitru Brazil Shares and Vitru Brazil By-Laws—Principal Differences between Brazilian and U.S. Corporate Governance Practices,” “Description of Vitru Brazil ADSs and Vitru Brazil Deposit Agreement,” “Material Tax Considerations—Material U.S. Federal Income Tax Considerations” “Questions and Answers About the Merger and the Vitru Cayman Special Meeting—Questions and Answers About the Merger—Q: What is the proposed merger, why are Vitru Brazil and Vitru Cayman proposing it and what will happen to Vitru Cayman as a result of the merger?” and “Questions and Answers About the Merger and the Vitru Cayman Special Meeting—Questions and Answers About the Merger—Q: Is this the first step in a going-private transaction?” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)       Fairness

The information set forth in the Prospectus under the headings “The Merger—Recommendation of the Vitru Cayman Board of Directors; Vitru Cayman’s Reasons for the Merger,” “The Merger—Vitru Cayman’s Reasons for the Merger,” “The Merger—Vitru Brazil’s Reasons for the Merger” and “The Vitru Cayman Special Meeting—Recommendation of the Vitru Cayman Board of Directors” is incorporated herein by reference.

(b)       Factors Considered in Determining Fairness

The information set forth in the Prospectus under the headings “The Merger—Recommendation of the Vitru Cayman Board of Directors; Vitru Cayman’s Reasons for the Merger” “The Merger—Vitru Cayman’s Reasons for the Merger” and “The Merger—Vitru Brazil’s Reasons for the Merger” is incorporated herein by reference.

(c)       Approval of Security Holders

The information set forth in the Prospectus under the headings “The Vitru Cayman Special Meeting—Required Vote” is incorporated herein by reference.

(d)       Unaffiliated Representative

Vitru Cayman has not retained an unaffiliated representative.

(e)       Approval of Directors

The information set forth in the Prospectus under the headings “The Merger—Recommendation of the Vitru Cayman Board of Directors; Vitru Cayman’s Reasons for the Merger” “The Merger—Vitru Cayman’s Reasons for the Merger,” are incorporated herein by reference.

(f)       Other Offers

Not applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in the Prospectus under the headings “The Merger—Appraisal Report” and “The Merger—Expenses” and is incorporated herein by reference.

(c)       Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at Vitru Brazil’s principal executive office located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, during regular business hours, by any interested shareholder of Vitru Cayman or a representative of such interested shareholder who has been so designated in writing by such interested shareholder and at the expense of the requesting shareholder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Source of Funds; Conditions

The information set forth in the Prospectus under the headings “The Merger—Overview,” “Description of Vitru Brazil Shares and Vitru Brazil By-Laws,” “Description of Vitru Brazil ADSs and Vitru Brazil Deposit Agreement,” “Summary—Conditions Precedent That Must Be Satisfied or Waived for the Merger to Occur,” “Questions and Answers About the Merger and the Vitru Cayman Special Meeting—Questions and Answers About the Merger— Q: What will Vitru Cayman shareholders receive from the Merger?” and “Comparison of the Rights of Holders of Vitru Brazil Shares and Vitru Cayman Shares” is incorporated herein by reference.

(c)       Expenses

The information set forth in the Prospectus under the heading “The Merger—Expenses” is incorporated herein by reference.

(d)       Borrowed Funds

Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)       Securities Ownership

The information set forth in the Prospectus under the headings “Major Shareholders and Related Party Transactions—Vitru Cayman,” “Major Shareholders and Related Party Transactions—Vitru Brazil” and “Major Shareholders and Related Party Transactions—Additional Information” is incorporated herein by reference.

The information set forth in the Vitru Cayman 2022 Form 20-F under the heading “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” is incorporated herein by reference.

(b)       Securities Transactions

The information set forth in the Prospectus under the heading “Major Shareholders and Related Party Transactions—Vitru Cayman—Securities Transactions” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)       Intent to Tender or Vote in a Going Private Transaction

The information set forth in the Prospectus under the headings “The Vitru Cayman Special Meeting—Voting by Vitru Cayman’s Directors and Executive Officers” and “The Vitru Cayman Special Meeting—Voting by Vitru Brazil’s Directors and Executive Officers” is incorporated herein by reference.

(e)       Recommendations of Others

The information set forth in the Prospectus under the headings “The Merger—Recommendation of the Vitru Cayman Board of Directors; Vitru Cayman’s Reasons for the Merger,” “The Merger—Vitru Cayman’s Reasons for the Merger,” and “The Merger—Vitru Cayman’s Reasons for the Merger” and “The Merger—Vitru Brazil’s Reasons for the Merger” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)       Financial Information

The consolidated financial statements of Vitru Cayman as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 are incorporated herein by reference to “Item 18. Financial Statements” of the Vitru Cayman 2022 Form 20-F. The unaudited interim consolidated financial statements as of June 30, 2023 and for the six-month periods ended June 30, 2023 and 2022 contained in Exhibit 99.1 to the current report on Form 6-K/A furnished by Vitru Cayman to the SEC on September 5, 2023 are incorporated by reference herein.

The information set forth in the Prospectus under the headings “Selected Unaudited Per Share Data,” “Information about Vitru Cayman” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vitru Cayman” is incorporated herein by reference.

(b)       Pro Forma Information

Not applicable.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets

The information set forth in the Prospectus under the headings “The Merger—Recommendation of the Vitru Cayman Board of Directors; Vitru Cayman’s Reasons for the Merger,” “The Merger—Vitru Cayman’s Reasons for the Merger,” “The Merger—Vitru Brazil’s Reasons for the Merger” and “The Merger—Expenses” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(c)       Other Material Information

Not applicable.

Exhibit No.	Description
(a)(4)	Prospectus (incorporated by reference to Vitru Brasil Empreendimentos, Participações e Comércio S.A.’s Registration Statement on Form F-4 (File No. 333-274353) filed September 6, 2023).
(a)(5)(i)	English Translation of the Form of Merger and Justification Protocol.*
(a)(5)(ii)	Form of Plan of Merger.*
(a)(5)(iii)	English Translation of the Current By-Laws of Vitru Brazil.*
(a)(5)(iv)	Form of Deposit Agreement.*
(a)(5)(v)	Form of Proxy Card.*
(a)(5)(vi)	Form of Broker Card.*
(a)(5)(vii)	Form of Notice.*
(a)(5)(viii)	Press Release by Vitru Limited Regarding the Announcement of the Proposed Group Restructuring and Migration of Listing (incorporated by reference to Exhibit 99.1 to Vitru Limited’s Current Report on Form 6-K (File No. 001-39519) filed September 5, 2023).
(a)(5)(ix)	Material Fact by Vitru Brasil Empreendimentos, Participações e Comércio S.A. Regarding the Announcement of the Proposed Group Restructuring and Migration of Listing (incorporated by reference to Item 1 to Vitru Brasil Empreendimentos, Participações e Comércio S.A.’s Rule 425 filing on September 5, 2023).
(b)	Not applicable.
(c)	Appraisal Report prepared by , dated .*
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
107	Filing Fee Exhibit.

*        To be filed by amendment. All other exhibits are submitted herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 13, 2023	VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A.

	By:	/s/ Pedro Jorge Guterres Quintans Graça
		Name:	Pedro Jorge Guterres Quintans Graça
		Title:	Co-Chief Executive Officer

By:	/s/ William Victor Kendrick de Matos Silva
	Nam0e:	William Victor Kendrick de Matos Silva
	Title:	Co-Chief Executive Officer

By:	/s/ Carlos Henrique Boquimpani de Freitas
	Name:	Carlos Henrique Boquimpani de Freitas
	Title:	Chief Financial & Investor Relations Officer

VITRU LIMITED

By:	/s/ Pedro Jorge Guterres Quintans Graça
	Name:	Pedro Jorge Guterres Quintans Graça
	Title:	Co-Chief Executive Officer

By:	/s/ William Victor Kendrick de Matos Silva
	Name:	William Victor Kendrick de Matos Silva
	Title:	Co-Chief Executive Officer

By:	/s/ Carlos Henrique Boquimpani de Freitas
	Name:	Carlos Henrique Boquimpani de Freitas
	Title:	Chief Financial & Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(4)	Prospectus (incorporated by reference to Vitru Brasil Empreendimentos, Participações e Comércio S.A.’s Registration Statement on Form F-4 (File No. 333-274353) filed September 6, 2023).
(a)(5)(i)	English Translation of the Form of Merger and Justification Protocol.*
(a)(5)(ii)	Form of Plan of Merger.*
(a)(5)(iii)	English Translation of the Current By-Laws of Vitru Brazil.*
(a)(5)(iv)	Form of Deposit Agreement.*
(a)(5)(v)	Form of Proxy Card.*
(a)(5)(vi)	Form of Broker Card.*
(a)(5)(vii)	Form of Notice.*
(a)(5)(viii)	Press Release by Vitru Limited Regarding the Announcement of the Proposed Group Restructuring and Migration of Listing (incorporated by reference to Exhibit 99.1 to Vitru Limited’s Current Report on Form 6-K (File No. 001-39519) filed September 5, 2023).
(a)(5)(ix)	Material Fact by Vitru Brasil Empreendimentos, Participações e Comércio S.A. Regarding the Announcement of the Proposed Group Restructuring and Migration of Listing (incorporated by reference to Item 1 to Vitru Brasil Empreendimentos, Participações e Comércio S.A.’s Rule 425 filing on September 5, 2023).
(b)	Not applicable.
(c)	Appraisal Report prepared by , dated .*
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
107	Filing Fee Exhibit.

*        To be filed by amendment. All other exhibits are submitted herewith.